FOR IMMEDIATE RELEASE               CONTACT:Guy T. Marcus
July 5, 2000                        VP-Investor Relations
                                    Halliburton Company
                                    (214) 978-2691

                                    Dirk Vande Beek or
                                    Wendy Hall
                                    Public Relations
                                    Halliburton Company
                                    (713) 676-4371 Houston
                                    55 21 9219 8072 Rio de Janeiro

                                    Marcia Figueiredo
                                    Public Relations
                                    Petrobras
                                    55 21 9981 6521

      HALLIBURTON COMPANY SIGNED $2.5 BILLION CONTRACT FOR DEVELOPMENT OF
               BARRACUDA AND CARATINGA OIL FIELDS OFFSHORE BRAZIL

         DALLAS, Texas and RIO DE JANEIRO - Halliburton Company (NYSE: HAL) and Petrobras announced today that the two companies have signed contracts to proceed with the development of both the Barracuda and the Caratinga offshore oil fields in Brazil. The contracts are valued at more than $2.5 billion and will be performed by Halliburton's Brown & Root Energy Services (BRES) and Halliburton Energy Services (HES) business units, together with Petrobras' Exploration and Production unit.
         The principal agreement is a lump-sum engineering, procurement and construction (EPC) contract between BRES and the Barracuda & Caratinga Leasing Company B.V. (BCLCO), a special purpose company established by Japanese trading

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Halliburton Company                         page 2

companies Itochu and Mitsubishi in connection with the project finance structure negotiated by Petrobras for the development of the two fields. Petrobras is the concessionaire of the fields. Work will commence in July 2000.
         "The Barracuda and Caratinga awards represent an important recognition of Halliburton's capability in the technically challenging development of deepwater oil and gas resources," said Dave Lesar, president and chief operating officer, Halliburton Company. "The contract capitalizes on Halliburton's unique capabilities to supply its broad array of both oil field and engineering and construction services. We look forward to working on this important project with Petrobras."
         The EPC contracts will be on a full engineering, procurement, installation and construction basis, including work related to construction of 51 wells, fabrication and installation of flowlines and risers, construction and installation of two floating production, storage and offloading vessels (FPSOs), and the commissioning, start-up and operations support for both fields. Each of the FPSOs will have a storage capacity of 2 million barrels and a production capacity of 150,000 barrels of oil per day.
         The Barracuda and Caratinga Fields are located in the Campos Basin, offshore Brazil, in water depths varying between 600 and 1350 meters. Work representing more than 40 percent of the value of the FPSOs' will be performed in Brazil, including one of the ship's hull conversion.
         Halliburton Energy Services provides products, services, and integrated solutions for oil and gas exploration, development, and production. Capabilities range from the initial evaluation of producing formations to drilling, completion, production enhancement, and well maintenance - for a single well or an entire field. With over 300 service centers in more than 90 countries, Halliburton possesses the global perspective that is increasingly important for energy exploration and production.

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Halliburton Company                         page 3

         Brown & Root Energy Services supplies engineering, construction, operations and maintenance services to the upstream oil and gas industry worldwide. Its primary role is the engineering, project management, construction and operation of the facilities that are utilized for the production and transportation of crude oil and natural gas. Brown & Root Energy Services is a business unit of Halliburton Company, headquartered in Dallas, Texas.
         Founded in 1919, Halliburton Company is the world's largest diversified energy services, engineering, construction and maintenance company. In 1999, Halliburton's consolidated revenues were $14.9 billion and it conducted business with a workforce of approximately 100,000 in more than 120 countries. The company's world wide web site can be accessed at http://www.halliburton.com.

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